UNITED STATES
                   SECURITIES AND EXCHANGES COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                            Amendment No. __*

                         NetSpeak Corporation
                          (Name of Issuer)

                    Common Stock, No Par Value $.01
                    (Title of Class of Securities)

                            64115-D-10-9
                           (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP No. 64115-D-10-9

13G

1.     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Motorola, Inc.
F.E.I.N. 36-1115800

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
(b)

3.     SEC USE ONLY

4.     CITIZEN OR PLACE OF ORGANIZATION

Delaware Corporation

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER

1,222,708

6.     SHARED VOTING POWER

None

7.     SOLE DISPOSITIVE POWER

1,222,708

8.     SHARED DISPOSITIVE POWER

None

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[  ]


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.6%

12.     TYPE OF REPORTING PERSON*

CO


SCHEDULE 13-G

Item 1(a)     Name of Issuer:

NetSpeak Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:

902 Clint Moore Road, Suite 104
Boca Raton, FL 33487

Item 2(a)     Name of Person Filing:

Motorola, Inc.

Item 2(b)     Address of Principal Business Office or, if none, Residence:

1303 East Algonquin Road
Schaumburg, IL 60196

Item 2(c)     Citizenship:

Delaware Corporation

Item 2(d)     Title of Class of Securities:

Common Stock, $.01 Par Value

Item 2(e)     CUSIP Number:  64115-D-10-9

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check the status of the person filing.

Not Applicable

Item 4     Ownership (as of December 31, 1997)

(a)     Amount of Beneficially Owned:

1,222,708

(b)     Percent of Class

11.6%

(c)     Number of shares as to which such person has:

(i)     sole power to vote or to direct the vote:  1,222,708

(ii)    shared power to vote or direct the vote:  -0-

(iii)   sole power to dispose or to direct the disposition of:  1,222,708

(iv)    shared power to dispose or to direct the disposition of:  -0-

Item 5     Ownership of Five Percent or Less of a Class.

Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company.

Not applicable

Item 8     Identification and Classification of Members of the Group.

Not applicable

Item 9     Notice of Dissolution of Group.

Not applicable

Item 10    Certification.

Not applicable

                                SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 10, 1998

By:       /s/  Linda B. Valentine
          Linda B. Valentine
          Corporate Vice President
          Law Department
          Motorola, Inc.

Attention:     Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.c. 1001).